Exhibit 99.1

Strongbridge Biopharma Announces Annual General Meeting of Shareholders

February 18, 2016 — Dublin, Ireland and Trevose, Pa., — Strongbridge Biopharma plc (Nasdaq: SBBP) today announced that the Company will hold its Annual General Meeting (AGM) of Shareholders on Thursday, May 12, 2016 at the offices of Arthur Cox, Earlsfort Terrace, Dublin, Ireland.  The Company will announce the time of the AGM at a later date.  The record date for shareholders entitled to receive notice of and vote at the AGM is Wednesday, March 23, 2016.

About Strongbridge Biopharma

Strongbridge Biopharma’s strategic focus is to build a biopharmaceutical company focused on the development, in-licensing, acquisition and eventual commercialization of complementary product candidates across multiple franchises that target rare diseases. Strongbridge Biopharma’s lead product candidate, COR-003 (levoketoconazole), is a cortisol inhibitor that is currently being studied in the global Phase 3 trial for the treatment of endogenous Cushing’s syndrome. Strongbridge Biopharma recently expanded its rare endocrine disease franchise with the completion of transactions for two Phase 2 product candidates: COR-004, a novel second-generation antisense compound, which is in clinical development for the treatment of acromegaly and designed to block the synthesis of growth hormone receptor (GHr), thereby reducing levels of insulin-like growth factor-1 (IGF-1) in the blood; and COR-005, a next-generation somatostatin analog (SSA) with a unique receptor affinity profile, being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s disease and neuroendocrine tumors. COR-003 and COR-005 have received orphan designation from both the European Medicines Agency and the U.S. Food and Drug Administration, and the Company is pursuing orphan designation for COR-004. Strongbridge Biopharma’s intent is to independently commercialize its rare endocrine assets in key global markets.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, are forward-looking statements. These statements relate to future events and involve known and unknown risks, including, without limitation, uncertainties regarding Strongbridge’s strategy, plans, intellectual property rights, outcomes of product development efforts and objectives of management for future operations. The words “anticipate,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. The forward-looking statements contained in this press release are made as of the date of this press release, and Strongbridge Biopharma does not assume any obligation to update any forward-looking statements except as required by applicable law.

Contacts:

Corporate and Media Relations

Elixir Health Public Relations

Lindsay M. Rocco

+1 862-596-1304

lrocco@elixirhealthpr.com

Investor Relations

ICR Inc.

Stephanie Carrington

+1 646-277-1282

Stephanie.Carrington@icrinc.com

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